As filed with the Securities and Exchange Commission on September 14, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
Amendment No. 1

STONEMOR INC.
(Name of the Issuer)

STONEMOR INC.
AXAR CAPITAL MANAGEMENT, LP
AXAR CEMETERY PARENT CORP.
AXAR CEMETERY MERGER CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

86184W106
(CUSIP Number of Class of Securities)

Joseph M. Redling StoneMor Inc. 3331 Street Road, Suite 200 Bensalem, PA 19020 (215)-826-2800	Andrew Axelrod Axar Capital Management, LP Axar Cemetery Parent Corp. Axar Cemetery Merger Corp. 402 West 13th Street, Floor 2 New York, NY 10014 (212) 356-6130

With copies to:
Thomas G. Spencer
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1000

F. Douglas Raymond, III
Elizabeth A. Diffley
Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19130
(215) 988-2700
Stuart D. Freedman Jeffrey Symons F. Xavier Kowalski Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

 (Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as originally filed on August 5, 2022, and together with all exhibits thereto and hereto, (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each a “Filing Person,” and collectively the “Filings Persons”): (i) StoneMor Inc. (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $0.01 per share (the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Axar Capital Management, LP (“Axar”), a Delaware limited partnership; (iii) Axar Cemetery Parent Corp. (“Parent”), a Delaware corporation and an indirect, wholly-owned subsidiary of Axar; and (iv) Axar Cemetery Merger Corp. (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of Parent.

As of July 25, 2022, Axar owned approximately 74.6% of the outstanding Shares.

On May 24, 2022, the Company, Parent, and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming a direct, wholly-owned subsidiary of Parent (the “Surviving Corporation”). If the Merger is completed, the Company, as the Surviving Corporation, will continue its operations under the name “StoneMor Inc.” as a privately-held company wholly owned by Parent. As a result of the Merger, the Shares will no longer be traded on the New York Stock Exchange.

The board of directors of the Company (the “Board”) (other than Andrew Axelrod, Chairman of the Board, who is the sole member of the general partner of Axar and did not attend the meeting at which the Board considered the Merger), based in part on the unanimous recommendation of its standing Conflicts Committee comprised solely of independent directors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) are fair to, and in the best interest of, the Company and its stockholders (other than the holders of the Axar Shares and the Insider Shares, as such terms are defined in the Merger Agreement), (ii) approved the Merger Agreement and the consummation of the Transactions and (iii) recommended that the stockholders of the Company approve the Merger and the Transactions and adopt the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of at least a majority of the issued and outstanding Shares, and (ii) the holders of at least a majority of the issued and outstanding Shares other than (A) Shares held by Parent and its wholly-owned subsidiaries and Shares beneficially owned by any affiliate of Parent and (B) Shares held by members of the Board, any “officer” of the Company (as defined by Rule 16a-1 under the Exchange Act) and any immediate family members of the members of the Board and officers of the Company, in each case of (i) and (ii) in accordance with the Company’s certificate of incorporation and bylaws and Delaware law.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”):

•
each outstanding Share, other than (i) Shares owned by Axar, Parent, Merger Sub or any fund or account managed by Axar (each, an “Axar Vehicle”) or any direct or indirect subsidiary of Axar, Parent, Merger Sub or any Axar Vehicle (collectively, “Axar Shares”), (ii) Shares held by the Company (the “Treasury Shares”) and (iii) Shares held by any holder of record of Common Stock who did not vote in favor of the Merger Proposal and is entitled to demand and validly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”) (the “Dissenting Shares” and together with the Axar Shares and the Treasury Shares, the “Excluded Shares”), will be cancelled and converted into the right to receive $3.50 in cash per Share, without interest (the “Merger Consideration”);

•	each Treasury Share will be cancelled without payment of any consideration thereof;

•	each Axar Share will be converted into one share of common stock of the Surviving Corporation;

•
each Dissenting Share will be cancelled and converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the DGCL and will not have the right to receive the Merger Consideration, unless and until such stockholder loses, waives or withdraws its rights as a dissenting Company stockholder;

•	each share of common stock, par value $0.01 per share, of Merger Sub will be converted into one share of common stock of the Surviving Corporation;

•
each outstanding award of phantom units, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) $3.50 and (ii) the number of Shares subject to such award of phantom units;

•
each restricted share that is subject to an award under the Company Equity Plan will vest in full and become free of restrictions and shall be converted into the right to receive $3.50 in cash without interest; and

•
With respect to each award of options to purchase Shares under the StoneMor 2019 Amended and Restated Long-Term Incentive Plan (the “Company Equity Plan”): (i) one-half of the options to purchase Shares subject to such award, rounded up to the nearest whole number (the “Cancelled Options”), will be cancelled and converted into the right to receive a lump sum cash payment equal to the product of (1) the excess, if any, of $3.50 over the applicable exercise price of such award and (2) the number of Shares subject to the Cancelled Options; and (ii) the balance of the options to purchase Shares subject to such award, rounded down to the nearest whole number (the “Converted Options”), will be assumed by Parent and converted into fully vested options to purchase, on the same terms and conditions as applicable to the option to purchase Shares prior to the Effective Time, that number of shares of common stock of Parent, par value $0.01 per share (the “Parent Shares”) rounded down to the nearest whole share (the “Converted Parent Options”), equal to the number of Shares subject to such option immediately prior to the Effective Time. The exercise price per share of Parent Shares subject to a Converted Parent Option will be an amount (rounded up to the nearest hundredth of a cent) equal to (1) the exercise price per Share subject to the applicable option award immediately prior to the Effective Time divided by (2) the quotient of $3.50 divided by the fair market value of a share of Parent Shares immediately following the Effective Time determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended.

Simultaneously with the Merger Agreement, Parent and a certain affiliate of Axar agreed to fund Parent with $98,000,000 for Parent to satisfy its payment obligations at closing. The Company, as an express third-party beneficiary, will be entitled to enforce such obligation. The obligation to fund the equity commitment is conditioned upon: (a) the satisfaction in full or waiver by Parent and Merger Sub of each of the conditions to Parent’s and Merger Sub’s obligations contained in the Merger Agreement to consummate the merger; and (b) the substantially concurrent consummation of the Merger pursuant to the terms of the Merger Agreement.

In connection with Transactions, a shareholders agreement will be entered into by Axar and all other shareholders of Parent, including any participant who acquires shares of Parent Shares pursuant to a Converted Parent Option.

Simultaneously with the execution and delivery of the Merger Agreement, each Axar Vehicle (other than Axar Cemetery Holdings, LLC, Parent and Merger Sub) entered into a limited guarantee pursuant to which, among other things, such Axar Vehicles have agreed to guarantee certain potential payment obligations of Parent and Merger Sub subject to the terms and conditions of such limited guarantee.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information.

(a)
Name and Address.  The Company’s name and the address and telephone of its principal executive offices are as follows:
StoneMor Inc.
3331 Street Road, Suite 200
Bensalem, Pennsylvania 19020
Telephone: (215) 826-2800

(b)	Securities. The subject class of equity securities is the shares of common stock of the Company. As of July 25, 2022, 118,752,924 shares of common stock of the Company were outstanding.

(c)
Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Market Price of the Common Stock”

(d)
Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Dividends”
“The Merger Agreement — Conduct of Business Pending the Merger”

(e)
Prior Public Offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Prior Public Offerings”

(f)
Prior Stock Purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Issuer Purchases of Equity Securities”
“Important Information Regarding StoneMor Inc. — Transactions in Common Stock — Transactions by Axar Filing Persons”

Item 3.	Identity and Background of Filing Person.

(a)-(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Parties to the Merger — StoneMor Inc.”
“The Parties to the Merger — Axar Cemetery Parent Corp.”
“The Parties to the Merger — Axar Cemetery Merger Corp.”
“The Parties to the Merger — Business and Background of Natural Persons Related to the Company”
“The Parties to the Merger — Business and Background of Persons Related to the Axar Filing Persons”

Item 4.	Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)
Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — Certain Unaudited Prospective Financial Information”
“Special Factors — Opinion of the Conflicts Committee’s Financial Advisor”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of the Axar Group Members as to Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Accounting Treatment of the Merger”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“The Special Meeting — Required Vote”
“The Merger Agreement — Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”
“The Merger Agreement — Treatment of Company Equity Awards”
“The Merger Agreement — Payment for the Common Stock in the Merger”
“The Merger Agreement — Conditions to the Merger”
 Appendix A: Merger Agreement

(c)
Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”
“The Merger Agreement — Treatment of Company Equity Awards”
“Advisory Vote on Golden Parachute Compensation”

(d)
Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Rights of Appraisal”
Appendix C: Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background to the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Parties to the Merger — Company Transactions with the Axar Filing Persons”
 “The Merger Agreement — Treatment of Company Equity Awards”
“Important Information Regarding StoneMor Inc. — Security Ownership of Management and Certain Beneficial Owners”
“Important Information Regarding StoneMor Inc. — Transactions Between the Company and the Axar Filing Persons”

(b)-(c)
Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“The Merger Agreement”
Appendix A: Merger Agreement

(e)
Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger “
“The Parties to the Merger — Company Transactions with the Axar Filing Persons”
“The Merger Agreement”
“Important Information Regarding StoneMor Inc. — Security Ownership of Management and Certain Beneficial Owners”
“Important Information Regarding StoneMor Inc. — Transactions Between the Company and the Axar Filing Persons”
Appendix A: Merger Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)
Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Delisting and Deregistration of the Common Stock”
“Special Factors — Payment of the Merger Consideration and Surrender of Stock Certificates”
 “The Merger Agreement—Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”
“The Merger Agreement—Treatment of Company Equity Awards”

(c)(1)-(8)
Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of the Axar Group Members as to Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Delisting and Deregistration of the Common Stock”
“The Merger Agreement — Structure of the Merger”
“The Merger Agreement — Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”
“The Merger Agreement — Treatment of Company Equity Awards”
“The Merger Agreement — Payment for the Common Stock in the Merger”
“Delisting and Deregistration of Common Stock”
Appendix A: Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)
Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of the Axar Group Members as to Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”

(b)
Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”

(c)
Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of the Axar Group Members as to Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”

(d)
Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of Axar Group Members as to Fairness of the Merger”
“Special Factors — Plans for the Company After the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger Is Not Completed”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Accounting Treatment of the Merger”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors — Payment of the Merger Consideration and Surrender of Stock Certificates”
“The Merger Agreement — Effects of the Merger on the Shares of Common Stock of the Company and Merger Sub”
“The Merger Agreement — Treatment of Company Equity Awards”
“The Merger Agreement — Conduct of Business Pending the Merger”
“Rights of Appraisal”
Appendix A: Merger Agreement

Item 8.	Fairness of the Transaction.

(a)-(b)
Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — Certain Unaudited Prospective Financial Information”
“Special Factors — Opinion of the Conflicts Committee’s Financial Advisor”
“Special Factors — The Axar Group Members’ Purposes and Reasons for the Merger”
“Special Factors — Position of Axar Group Members as to Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Appendix B: Opinion of Duff & Phelps
Appendix C: Prospective Financial Information

In addition, the preliminary presentation of Duff & Phelps to the Conflicts Committee, dated January 10, 2022, and the presentation of Duff & Phelps to the Conflicts Committee, dated May 21, 2022, are attached to this Schedule 13E-3 as Exhibits (c)(2) and (c)(3), respectively.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “The Special Meeting — Required Vote”

(d)-(e)
Unaffiliated Representative; Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors — Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)
Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”
“Special Factors — Opinion of the Conflicts Committee’s Financial Advisor”
“Special Factors — The Axar Group Members’ Purpose and Reasons for the Merger”
“Special Factors — Position of the Axar Group Members as to Fairness of the Merger”
“Where Stockholders Can Find More Information”
Appendix B: Opinion of Duff & Phelps

In addition, the preliminary presentation of Duff & Phelps to the Conflicts Committee, dated January 10, 2022, and the presentation of Duff & Phelps to the Conflicts Committee, dated May 21, 2022, are attached to this Schedule 13E-3 as Exhibits (c)(2) and (c)(3), respectively.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a); (c)
Source of Funds; Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Merger Agreement — Equity Commitment Letter”
“The Merger Agreement — Limited Guarantee”
“Special Factors — Fees and Expenses”
Appendix A: Merger Agreement

Equity Commitment Letter, dated May 24, 2022, by and between US Cemetery Holdings LLC, Axar Cemetery Parent Corp., Axar Cemetery Merger Corp. and StoneMor Inc. is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

(b)
Conditions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The Merger Agreement — Equity Commitment Letter”

Equity Commitment Letter, dated May 24, 2022, by and between US Cemetery Holdings LLC, Axar Cemetery Parent Corp., Axar Cemetery Merger Corp. and StoneMor Inc. is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)
Securities Ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information Regarding StoneMor Inc. — Security Ownership of Management and Certain Beneficial Owners”

(b)
Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Issuer Purchases of Equity Securities”
“Important Information Regarding StoneMor Inc. — Transactions in Common Stock — Transactions by the Company”
“Important Information Regarding StoneMor Inc. — Transactions in Common Stock — Transactions by the Company’s Directors and Executive Officers”
“Important Information Regarding StoneMor Inc. — Transactions in Common Stock — Transactions by the Axar Filing Persons”

Item 12.	The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Other Covenants and Agreements”

(e)
Recommendations of Others.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Conflicts Committee; Fairness of the Merger”

Item 13.	Financial Statements.

(a)
Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding StoneMor Inc. — Book Value Per Share”
“Where Stockholders Can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022, are incorporated herein by reference.

The financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 13, 2022, are incorporated herein by reference.

(b)
Pro Forma Information.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Certain Unaudited Prospective Financial Information”
Appendix C: Prospective Financial Information

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Where Stockholders Can Find More Information”

(b)	Employees and Corporate Assets. Not applicable.

Item 15.	Additional information.

(b)
Golden Parachute Payments. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger — Golden Parachute Compensation”
“Advisory Vote on Golden Parachute Compensation”

(c)	Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Exhibit

(a)(1)
Preliminary Proxy Statement of StoneMor Inc. (included in the Schedule 14A filed with the Securities and Exchange Commission on September 14, 2022 and incorporated herein by reference (the “Proxy Statement”))

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)
(a)(3)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)
(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)
(a)(5)	Press Release dated May 25, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 25, 2022)
(c)(1)	Opinion of Duff & Phelps (incorporated herein by reference to Appendix B of the Proxy Statement)
(c)(2)	Preliminary Presentation, dated January 10, 2022, of Duff & Phelps, to the Conflicts Committee
(c)(3)	Presentation, dated May 21, 2022, of Duff & Phelps, to the Conflicts Committee
(d)(1)	Agreement and Plan of Merger, dated May 24, 2022, among the Company, Axar Cemetery Parent Corp. and Axar Cemetery Merger Corp. (incorporated herein by reference to Appendix A of the Proxy Statement)
(d)(2)
Equity Commitment Letter, dated May 24, 2022, by and between US Cemetery Holdings LLC, Axar Cemetery Parent Corp., Axar Cemetery Merger Corp. and StoneMor Inc. (incorporated herein by reference to Exhibit 28 of the Schedule 13D/A filed with the SEC by Axar, Axar GP, LLC and Andrew Axelrod on May 26, 2022)

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement)
107	Filing Fee Table*

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 5, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022	STONEMOR INC.

	By:	/s/ Joseph M. Redling
Name: Joseph M. Redling
Title: President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022	AXAR CAPITAL MANAGEMENT, LP By: Axar GP, LLC, its General Partner

	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022	AXAR CEMETERY PARENT CORP.

	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022	AXAR CEMETERY MERGER CORP.

	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Chief Executive Officer